Exhibit 99.1

MINISO Announces Joint Venture for Headquarters Building Project in Guangzhou

GUANGZHOU, China, Dec. 11, 2020 /PRNewswire/ — MINISO Group Holding Limited (“MINISO,” or the “Company”) (NYSE: MNSO), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced that it has formed a joint venture in the British Virgin Islands with YGF MC Limited, a company jointly controlled by the Company’s controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou. The Company holds 20% of the shares of the joint venture company while YGF MC Limited holds the remaining 80% of the shares of the joint venture company. After the formation of the joint venture company, the Company invested RMB356 million in the joint venture company. YGF MC Limited will invest RMB1,424 million in the joint venture company.

The total investment for the headquarters building project is estimated to be approximately RMB2,885 million, including approximately RMB1,780 million as consideration for acquisition of land use right and the remaining as building costs. The joint venture company will participate in the public bidding process for the land use right and make deposit payments representing 20% the purchase price for the land use right in December 2020.

About MINISO

MINISO is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Within seven years since MINISO opened its first store in China in 2013, the Company had built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the 2021 second fiscal quarter ended December 31, 2020 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

MINISO Group Holding Limited
Email: ir@miniso.com

ICR, Inc.
Jack Wang
Tel: +1 (212) 537-4056
Email: miniso.ir@icr.com